EXHIBIT 99.1

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of the following important factors discussed below have been discussed in our prior SEC filings.

You should be cautioned that the following important factors have affected, and in the future could affect, our actual results. There may also be additional factors not discussed in this report that could also affect future results. These factors could cause our future financial results to differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements may relate to such matters as:

o our ability to generate future revenues;
o the potential commercialization of our products;
o the optimization of production costs; and
o our ability to enter into future business collaborations and marketing partnerships.

Forward-looking statements may include words such as “will,” “should,” “could,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” and other similar expressions. This list does not constitute all factors which you should consider prior to making an investment decision in our securities. You should also not assume that the information contained herein is complete or accurate in all respects after the date of this filing. We disclaim any duty to update the statements contained herein.

WE HAVE EXPERIENCED NET OPERATING LOSSES SINCE OUR INCEPTION, MAY CONTINUE TO EXPERIENCE NET OPERATING LOSSES IN THE FUTURE, AND MAY NEVER BECOME PROFITABLE.

We have experienced net operating losses since our inception. As of April 30, 2002, we have an accumulated deficit of $124,191,000. Until we realize significant revenues from sales of our nutritional products, we expect to continue to experience net operating losses. Our balance of cash and cash equivalents at April 30, 2002 was approximately $30 million and as of April 30, 2002, we had approximately $12 million in short term investments and marketable securities. Although this cash should allow us to meet our operating needs for at least the next 18 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenues to achieve this.

IF INFANT FORMULAS CONTAINING OUR NUTRITIONAL OILS DO NOT GAIN WIDESPREAD ACCEPTANCE IN THE UNITED STATES, OR OUR INFANT FORMULA LICENSEES DO NOT BROADEN THEIR USE OF OUR NUTRITIONAL OILS IN THEIR PRODUCTS OVERSEAS, WE MAY NOT BE ABLE TO REACH REVENUE LEVELS THAT WOULD ALLOW US TO BE PROFITABLE.

Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Also, many experts recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carryover to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance.

IF WE ARE UNABLE TO INCREASE OUR PRODUCTION CAPACITY OR ENTER INTO FAVORABLE AGREEMENTS WITH THIRD PARTIES TO PRODUCE OUR OILS, OUR CUSTOMERS MAY NOT BE ABLE TO OBTAIN A SUFFICIENT SUPPLY OF DHA AND ARA AT A COMMERCIALLY REASONABLE PRICE TO GAIN A BROAD ACCEPTANCE OF THESE PRODUCTS AND OUR FUTURE REVENUES FROM THESE PRODUCTS MAY BE LIMITED.

To meet our customers’ projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, KY manufacturing plant. We estimate the worldwide infant formula market to be approximately $6 to $8 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive approximately $350 to $400 million in revenues annually from these sales. To date, our licensees have penetrated approximately 5% of the worldwide infant formula market. Our sales into the non-infant nutritional supplement and food markets to date have been less then $10 million annually. While our current production level in our plant and our contractual agreements with third party manufacturers are sufficient to meet this current demand, if demand increases beyond our current production capabilities, we may be unable to provide the required quantities of oil cost effectively. Although our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We estimate that it may take a licensee approximately one year or more to develop their own process of making our oils. Accordingly, if we are unable to meet demand, our licensees may not be able to manufacture product themselves for at least one year. In addition, we do not believe that any of our other customers have the capacity to manufacture our products at this time. We believe that with the current expansion that began late in 2001 at our Winchester, KY plant, we will be able to produce enough DHA to supply approximately 20% to 30% of the worldwide infant formula market. We believe that this buildout, which should more than double our production capacity at our plant, will cost as much as $15 million. However, our ability to maintain commercial production at these higher levels at our plant has not been successfully tested. As a result of the acquisition of OmegaTech, we also have several contractual agreements with third party manufacturers to produce our DHA for use in nutritional supplements and foods, including an agreement with C.P. Kelco. In addition, we are currently in negotiations with FermPro Manufacturing L.P., a contract fermentation company in South Carolina, to further expand our production capacity. We have signed a bridge tolling agreement for DHA production at the facility, which could increase our DHA production capacity by up to 30 tons annually. This agreement will remain in effect while the due diligence process related to a potential acquisition is being completed, which is anticipated in the summer of 2002. If we are: (a) unable to cost effectively manufacture our DHA-containing oils at our Winchester, KY plant; (b) unable to look to FermPro as a source of DHA; (c) unable to enter into other satisfactory third party manufacturing agreements; or (d) our licensees are unable to find alternative sources for our DHA-containing oils, then our licensees may not be able to meet demand and our future revenues may be limited.

Although we are able to produce ARA-containing oil at our Winchester plant, we have entered into an agreement with a third party manufacturer, DSM, to supply our ARA-containing oil. We believe that DSM can provide us with sufficient quantities of ARA oil to supply approximately 20% to 30% of the worldwide infant formula market. If DSM fails to supply us with required amounts under the contract, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA-containing oil at our plant, which would reduce our DHA-containing oil production capacity, or enter into other third party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester plant, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

WE MAY EXPERIENCE DIFFICULTIES IN SCALING UP OUR COMMERCIAL MANUFACTURING PROCESS WHICH WOULD ADVERSELY AFFECT OUR FUTURE REVENUES.

As we increase our production at our Winchester, KY plant and at other locations, we may encounter many risks associated with scaling up our commercial manufacturing such as:

     o the expansion of our production facility may not be completed in the timeframe that we have planned;

     o the costs of operating and maintaining our production facility may exceed our expectations;

     o product defects may result;

     o product losses may be higher than we anticipate; and

     o the scale-up of our production process may result in regulatory issues.

If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, or results of operations.

IF ADDITIONAL POSITIVE CLINICAL RESULTS ARE NOT OBTAINED, WE MAY NOT BE ABLE TO DEVELOP A PROFITABLE MARKET FOR OUR NUTRITIONAL OILS OUTSIDE OF THE INFANT FORMULA MARKET.

Approximately 20% of our current nutritional product revenues come from sales of our nutritional oils to the food and adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we, as well as others, are conducting research regarding the impact of DHA supplementation on cystic fibrosis and certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult market opportunity.

EVEN IF OUR INFANT FORMULA PRODUCTS DO OBTAIN WIDESPREAD ACCEPTANCE, WE MAY NOT BE ABLE TO PRICE THESE PRODUCTS AT A LEVEL THAT WOULD ALLOW US TO BE PROFITABLE.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may never be able to sell supplemented products at a price that will allow them to gain broad market acceptance while at the same time be profitable. Although our current contracts with licensees outline product pricing and royalty rates, we cannot predict whether these pricing structures will allow our licensees to be competitive in the future. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. Since December 2000, over 95% of our sales to infant formula licensees have been made under all-inclusive pricing, and we anticipate that this trend will continue for future sales to infant formula licensees. We do not believe that this change is material to investors as the economics of all-inclusive pricing is similar to our royalty bearing arrangements, with the current transfer price and royalty combined into one price with a slight discount. Although either our all-inclusive pricing structure or our royalty bearing arrangements will enable us to achieve profitability if our infant formula products receive widespread acceptance, we cannot predict whether either of these pricing structures will enable our licensees to achieve success marketing these products. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

BECAUSE WE ARE STILL IN THE EARLY STAGES OF PRODUCT DEVELOPMENT, WE WILL NEED SIGNIFICANT ADDITIONAL CAPITAL TO EXPAND OUR PRODUCTION CAPABILITY, CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS, CONDUCT PRODUCT TESTING, INCLUDING PRECLINICAL AND CLINICAL TRIALS, AND MARKET OUR PRODUCTS.

We have a number of products that are in the early stages of research and development, product testing, manufacturing or marketing. Our nutritional oil sales are increasing, and meeting future demand will require expanding our production capability for DHA oil. We estimate that our initial fermentation expansion plan at our Winchester, KY facility may cost up to $15 million, and our office, warehouse and packaging expansion at the site may cost an additional $4 million. Although at April 30, 2002 we had approximately $42 million in cash and cash equivalents and short term investments and marketable securities available to meet these capital requirements, we believe that additional funds of $10 to $20 million may be needed in the longer-term to fund additional expansion of our production capacity (at our Winchester, KY facility and at other third party manufacturing facilities), our research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; and (c) our ability to generate profits from the sales of products into these markets.

To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances, debt financing, asset based borrowing, lease financing, and collaborative arrangements with partners. Because debt financing arrangements may require us to comply with financial covenants, we may not be able to secure debt financing on terms acceptable to us. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs which may have a materially adverse affect on our future business.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE A HIGH LEVEL OF VOLATILITY DUE TO FACTORS SUCH AS ITS RELATIVE ILLIQUIDITY, THE VOLATILITY IN THE MARKET FOR BIOTECHNOLOGY STOCKS GENERALLY, AND THE EFFECT OF SHORT TERM EVENTS LIKE PRODUCT LAUNCHES AND LICENSE ANNOUNCEMENTS.

We are a public emerging growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending April 30, 2002, our common stock price traded between $34.25 and $13.73. During the fifty-two week period ending April 30, 2001, our common stock price traded between $24.88 and $12.00. The following are examples of items that may significantly impact the market price for our common stock:

o announcements of technical innovations, new commercial products, product launches, new license arrangements or strategic partnerships by us or our competitors;

o announcements of license agreements, acquisitions or strategic alliances;

o patent or other intellectual property disputes;

o quarterly fluctuations in our results of operations;

o regulatory decisions (approvals or disapprovals) concerning our products and our competitors' products; and

o general market conditions for emerging growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is very low. As of April 30, 2002, we had 22,962,470 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the Nasdaq National market has been 82,626 shares. The average trading volume in our common stock during the fifty-two week period ending April 30, 2002 was 167,915 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price which is satisfactory to you.

IF SIGNIFICANT SHARES ELIGIBLE FOR FUTURE SALE ARE SOLD, THE RESULT MAY DEPRESS OUR STOCK PRICE BY INCREASING THE SUPPLY OF OUR SHARES IN THE MARKET AT A TIME WHEN DEMAND MAY BE LIMITED.

Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing, and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities. As of June 10, 2002, we had 23,247,476 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 4,404,149 shares of common stock, many of which are exercisable at below current market prices, and warrants outstanding to purchase up to 366,614 shares of common stock at exercise prices between $10.84 and $19.05. To the extent that these options and warrants for our common stock are exercised, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities.

We have registered for resale on Form S-3 (File No. 333-87934) up to 1,776,306 shares of our common stock for the benefit of former OmegaTech stockholders, which may be sold in the public markets at the discretion of those holders, with the exception of certain shares that are subject to lock up agreements for periods of 90 and 180 days. We have agreed to register for resale up to 2,290,533 additional shares, subject to certain adjustments, that may be issued to former OmegaTech stockholders, if certain operational and financial milestones are achieved between April 25, 2002 and April 30, 2004. As a result, a substantial number of our shares may become eligible for resale if these milestones are achieved. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you.

OUR CURRENT PATENTS MAY NOT BE ABLE TO PROVIDE PROTECTION AGAINST COMPETITIVE PRODUCTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY PORTFOLIO IN THE FUTURE.

European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents for being too broad or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology.

Aventis S.A. and Nagase & Co. Ltd. are opposing our European patent covering our DHA-containing oils. At a hearing in October 2000, an Opposition Division of the European Patent Office (“EPO”) revoked our European patent on the grounds that it is too broad. We immediately appealed this ruling, and as a result, our patent was reinstated so that it will remain in effect during the appeal process. A hearing on the appeal is scheduled to be held on July 2, 2002. If the revocation is upheld upon our appeal, or if any of the challenges described below or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. Although our revenues may decrease under our license agreements, the revocation of our European DHA patent, ARA patent and blended-oils patent would not terminate any of our license agreements.

BASF A.G., F. Hoffman-- LaRoche A.G., Friesland Brands B.V., Societe des Produits Nestle S.A., and Suntory Limited have filed in the EPO their grounds for opposing our ARA patent issued by the EPO. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2005, at the earliest.

BASF A.G., F. Hoffman-- LaRoche A.G., Societe des Produits Nestle S.A., and Suntory Limited have filed in the EPO their grounds for opposing our blended-oil (blend of DHA and ARA oils) patent issued by the EPO. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2006, at the earliest.

We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that challenges to our suite of U.S. patents may arise in the future. We may incur substantial costs in the future defending our patents.

WE ARE AWARE OF SEVERAL PRODUCTS THAT ARE CURRENTLY AVAILABLE, AND PRODUCTS UNDER DEVELOPMENT, THAT MAY PRESENT A SERIOUS COMPETITIVE THREAT TO OUR PRODUCTS.

Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many of our competitors, which include BASF, F. Hoffman-LaRoche Ltd., Monsanto Corporation, Aventis S.A. and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete. We are aware that Celanese Ventures has recently announced that one of its operating units plans to market a DHA-rich microalgal oil to the food and beverage and dietary supplement markets. We are currently unable to evaluate the competitive threat that may arise with respect to this announcement.

We believe that, to date, we have developed the purest forms of DHA and ARA oils; however, we are aware that other sources of DHA and ARA are available. No infant formula using these other sources of DHA and ARA is on the market in the United States. Ross Products Division of Abbott Laboratories, filed a Generally Recognized as Safe (“GRAS”) notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are GRAS when used as ingredients in infant formula. Some infant formulas and other products now on the market outside the United States use oils derived from other sources, such as fish or eggs. Although fish oil DHA is a lower cost product relative to our DHA, it has odor, stability and taste characteristics that may limit its usefulness. Only a very small percentage of supplemented infant formulas currently marketed outside the United States contain DHA and ARA that have not been produced by us. Currently, fish oil based products dominate the adult DHA supplement market. We are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil presents a substantial competitive threat to our Neuromins® DHA.

THE INTEGRATION OF MARTEK AND OMEGATECH OPERATIONS MAY BE DIFFICULT, WHICH COULD HARM OUR RESULTS OF OPERATIONS.

On April 25, 2002, we completed the acquisition of OmegaTech. Upon the closing of the merger, the name of OmegaTech was changed to Martek Biosciences Boulder Corporation. We are in the process of integrating our operations with the operations of the former OmegaTech business. This integration may be more expensive than anticipated or take longer than planned. If there are delays or unexpected costs involved with the integration, these could have a material adverse effect on our business and financial results. The difficulties involved in integrating the companies, which could be substantial, include the following:

     o management and key personnel could be distracted from the day-to-day business of managing the new company;

     o implementing uniform controls, systems and procedures, especially information and accounting systems, could be costly and time-consuming;

     o key officers and scientific, sales and customer support personnel may not be satisfied or happy in the new company and may elect to leave; and

     o major customers, suppliers or strategic business partners may choose not to do business with the new company.

IF THE FTC FINDS THAT OUR ADVERTISING CLAIMS RELATED TO OUR DHA AND ARA PRODUCTS CANNOT BE ADEQUATELY SUBSTANTIATED, WE COULD BE REQUIRED TO ALTER OUR ADVERTISING CLAIMS OR TAKE OTHER REMEDIAL STEPS.

The Federal Trade Commission (FTC) regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act (FTCA), a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement.

On May 30, 2002, we received a letter from the FTC notifying us that the FTC is conducting a non-public inquiry into the advertising and promotional activities relating to our DHA and ARA products. It is not uncommon for the FTC to conduct an investigation of the claims that are made about products in new and emerging areas of science that involve a potentially vulnerable population such as infants. The FTC has not identified any specific advertisement that raises any concerns. The agency has asked us to provide copies of all advertisements and to provide copies of the literature that support mental and visual function claims. The purpose of the inquiry is to determine whether Martek has substantiation to support the express and implied claims that are made for its DHA and ARA products. We intend to be fully responsive to the FTC's inquiry. While we have no reason at this time to believe that the inquiry will have an adverse effect on us, we could be required to alter our advertising claims or take other remedial steps if the FTC does not find our advertising claims to be adequately substantiated.